ABSA

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 6816
Fax 011 350 4009
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 6816
Faks 011 350 4009
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

23 July 2007

Office of International Corpora
Division of Corporate Finance
Securities and Exchange Comr
100 F Street NE, Mail Stop 362
Washington DC 205 49-0302
USA

SUPPL

FAX: 00 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENTS

Attached please find copies of announcements in respect of the Announcement of the Interim Results for the six months ended 30 June 2007 as well as a Trading Statement for the same period as published on the Johannesburg Securities Exchange's News Service (SENS) on Thursday, 12 July 2007 and Monday 23 July 2007 respectively.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

dw 7/25

ABSP AMAGB

ABSP/ASA - Absa Group/Absa Bank Limited - Announcement of interim financial

results for the six months ended 30 June 2007
ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)
ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa or Absa Group)
ABSA GROUP AND ABSA BANK: ANNOUNCEMENT OF INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007

Absa Group and Absa Bank's interim financial results for the six months ended 30 June 2007 will be released on SENS and published on Absa's website (www.absa.co.za) on Thursday morning, 2 August 2007. A presentation of the results will be made in Johannesburg at 11:30 and will be televised live on Summit (DSTV channel 55). Webcast and conference call facilities will be available and details in this regard will be published on the Absa website prior to the presentation.

Johannesburg
12 July 2007

Issued by:
Peter Steyn
Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-8261 Fax: (+2711) 350-6487
e-mail: peterst@absa.co.za

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited
Date: 12/07/2007 11:02:28 Produced by the JSE SENS Department.

AMAGB

ASA - Absa Group Limited - Trading Statement

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group, Absa or the Group) (Absa Group together with the Absa Group of companies)

ABSA GROUP TRADING STATEMENT IN RESPECT OF THE SIX MONTHS ENDED 30 JUNE 2007

In terms of paragraph 3.4 (b) of the Listings Requirements of the JSE Limited (the JSE Listings Requirements), an issuer is required to publish a trading statement as soon as it becomes apparent that headline earnings per share and/or earnings per share for the next period to be reported on are expected, with a reasonable degree of certainty, to differ by at least twenty per cent (20%) from those of the previous corresponding period.

Shareholders are advised that the Group's headline earnings per share and earnings per share for the six months ended 30 June 2007 are expected to increase by between twenty-two per cent (22%) and twenty-seven per cent (27%) compared with the six months ended 30 June 2006.

Shareholders are advised that the forecasted financial results on which this trading statement is based have not been reviewed or reported on by Absa's auditors in accordance with paragraphs 3.4(b)(vi)(1)(aa) or 3.4(b)(vi)(1)(bb) of the JSE Listings Requirements.

The Group's results for the six months ended 30 June 2007 will be released on Sens on 2 August 2007.

Johannesburg
23 July 2007

Enquiries
Eric Wasserman
Group executive: Group Finance
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: +2711 350 5887, Fax: +2711 350 6487
e-mail: ericwas@absa.co.za

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Date: 23/07/2007 07:28:22 Produced by the JSE SENS Department.

END